Mail Stop 3561

April 5, 2006

Evelyn Echevarria
Ace Securities Corp.
6525 Morrison Boulevard – Suite 318
Charlotte, North Carolina 28211

Re: **Ace Securities Corp.**
        Registration Statement on Form S-3
        Amendment No. 1
        Filed March 28, 2006
        File No. 333-131727

Dear Ms. Echevarria,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectuses and/or the supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Prospectus Supplements

[Derivative Insturments]

1. We note your revisions to the base prospectus in response to our prior comment 9.
    Please revise your bracketed disclosure in the prospectus supplement to refer to
    the derivatives as provided in the base prospectus rather than limiting the
    disclosure to examples only.

Base Prospectuses

Description of Issuing Entities' Trust Funds

Credit Support

2. Please revise this section to disclose the types of credit support that may be used
    in a future securities offering. In that regard, please do not limit the disclosure to
    examples only and delete references such as "another type of credit support."

Cash Flow Agreements

3. We note that you contemplate investors tendering their securities in a mandatory
    auction. Please confirm that the administrator used in the mandatory auction will
    be completely independent of the depositor, underwriter or their affiliates.

Exhibits

Pooling and Servicing Agreement

4. Please refile the pooling and servicing agreement on EDGAR to include the
    exhibits to this agreement.

*   *   *   *   *

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Hanna Teshome at (202) 551-3315. If you need further assistance, you may contact me at (202) 551-3348.

Sincerely,

Jennifer G. Williams
Special Counsel

cc: Via Facsimile
        Reed D. Auerbach
        McKee Nelson LLP
        (917) 777-4299